EXHIBIT 99.1

Top Ships Inc. Announces Delivery of Suezmax M/T Eco Beverly Hills

ATHENS, Greece, May 09, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it took delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Beverly Hills, constructed at the Hyundai Samho shipyard in South Korea.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“The M/T Beverly Hills is the 14th vessel of our fleet (including our two joint venture vessels) and is one of the first scrubber fitted Suezmax vessels to be delivered worldwide. As of today, the total tonnage of our fleet on the water is 892,000 deadweight tonnes and has an average age of two years. With the delivery of M/T Eco Beverly Hills our current newbuilding program has been successfully completed and all our vessels are currently placed under profitable long-term time charter agreements with triple-A charterers (namely 5 of our vessels are employed by oil majors).”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org